BITMINE IMMERSION TECHNOLOGIES, INC.
2030 Powers Ferry Road SE
Suite 212
Atlanta, Georgia 30339

April 13, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Derby

Re:	Bitmine Immersion Technologies, Inc. Request for Withdrawal of Registration Statement on Form S-1 Filed on July 27, 2022 File No. 333-266348

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Bitmine Immersion Technologies, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-266348), together with all exhibits and amendments thereto, as initially filed with the Commission on July 27, 2022 (collectively, “Registration Statement”), effective immediately or at the earliest practicable date hereafter.

The Company has determined not to proceed at this time with the registration of the securities proposed to be covered by the Registration Statement. The Registration Statement has not been declared effective and no Company securities have been issued, offered or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Additionally, the Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Should you have any questions regarding this request for withdrawal, or if you require any additional information, please contact Robert J. Mottern of Davis Gillett Mottern & Sims, LLC by telephone at (404) 607-6933.

Bitmine Immersion Technologies, Inc.

By:	/s/ Jonathan Bates
Name:	Jonathan Bates
Title:	Chief Executive Officer

Cc:          Robert J. Mottern, Davis Gillett Mottern & Sims, LLC